Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

Curlew Lake Resources Inc. (the “Company”)
Suite 303, 595 Howe Street
Vancouver, B.C. V6C 2T5

Item 2	Date of Material Change: August 3, 2017

Item 3	News Release

August 3, 2017 disseminated through NewsFile SEDAR filed .

Item 4	Summary of Material Change

On August 3, 2017 the Company appointed Robert Cheney as Director in place of Harold Noyes who resigned. For clarification, the Company’s Officers and Directors are currently comprised of the following:

Jurgen Wolf, President, Chief Executive Officer and Director
Christopher Cherry, Chief Financial Officer and Director
Len Werden, Director
Robert Cheney, Director

See Item 5 below for further particulars.

Item 5	Full Description of Material Change

See attached News Release dated August 3, 2017 for full particulars.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

N/A

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer:	Christopher Cherry, CFO
Phone: (604) 336-8613

Item 9	Date of Report:	August 3, 2017.

Per:	SIGNED: “Christopher Cherry”
Christopher Cherry, CFO

Suite303, 595 Howe Street
Vancouver, B.C. V6C 2T5
Phone: (604) 336-8613 Fax: (604) 718 -2808

NEWS RELEASE

Curlew Lake Announces Change in Board of Directors

Vancouver, B.C. August 3, 2017 – Curlew Lake Resources Inc. (CWQ.H) announces that Robert Cheney has been appointed to the Board of Directors of the Company, taking the place of Harold Noyes who has resigned. The Company thanks Mr. Noyes for his service as a director of the Company over the past five years.

Mr. Cheney is a 59-year-old private investor and entrepreneur based in Hong Kong for over 20 years. He is a graduate of SFU and UBC Law School, and previously practiced corporate law with qualifications in British Columbia, the United Kingdom and Hong Kong. Mr. Cheney has been involved in fundraising and strategic development for several start-up ventures and brings a wide-range of business expertise to the Company’s Board of Directors.

For clarification, the Company’s Officers and Directors are now comprised as follows:

Jurgen Wolf, President, Chief Executive Officer and Director
Christopher Cherry, Chief Financial Officer and Director
Len Werden, Director
Robert Cheney, Director

ON BEHALF OF THE BOARD

SIGNED: “Christopher Cherry”

Christopher Cherry, CFO
For more information contact:
Christopher Cherry, Chief Financial Officer and Director
Tel: (604) 718- 2800 (ext. 314)

For additional information or to be added to the corporate mailing list please visit the following page: http://www.curlew-lake.com/curlew/contactus.html.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.